Exhibit 21.1

Subsidiaries of Registrant

Entity	Jurisdiction of Organization
A123 Securities Corporation	Massachusetts

A123 Systems (China) Co., Ltd.	China

A123 Systems (China) Materials Co., Ltd.	China

A123 Systems GmbH	Germany

A123 Systems (Zhenjiang) Co., Ltd.	China

A123 Systems Korea Co., Ltd.	Korea

Changchun Farad Electric Co., Ltd.	China

Changchun Guoji Electronic Technology Co., Ltd.*	China

A123 Systems Hong Kong, Ltd.	Hong Kong

*

13% owned by the Registrant.